Givaudan



09047124

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 9 October 2009
RG/rmj7936
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Nine Months 2009 Sales : Sales momentum continues to improve	9 October 2009	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA



P. de Rougemont R. Zellweger



Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com



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Nine months 2009 sales: Sales momentum continues to improve

Geneva, 9 October 2009: Givaudan's sales momentum continues to improve with positive growth for the last two quarters compared to the previous year. Sales during the first nine months were CHF 3,025.5 million, an increase of 0.4% in local currencies and a decrease of 3.9% in Swiss francs. Excluding the effects of the divested business in the Flavour Division, growth in local currencies was 0.6%.

For the full year 2009, Givaudan remains confident to outgrow the underlying market, based on the solid brief pipeline and recent new wins.

The integration achievements of Quest have reinforced Givaudan's unique platform for accelerated growth and performance improvement. Givaudan continues to leverage its growth initiatives to increase its share in developing countries and in key market segments.
The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010.

Sales January – September

In millions CHF	2009	2008	Change in %		
			In CHF	In local currencies	In local currencies, excluding divested business
Fragrance Division	1,387.6	1,462.7	-5.1%	-0.4%	-0.4%
Flavour Division	1,637.9	1,686.2	-2.9%	1.1%	1.5%
Total	**3,025.5**	**3,148.9**	**-3.9%**	**0.4%**	**0.6%**

Fragrance Division
The Fragrance Division recorded nine months sales of CHF 1,387.6 million, a decrease of 0.4% in local currencies and 5.1% in Swiss Francs. The sales recovery seen in the second quarter continued into the third quarter, with the division posting a growth of 3.1% in local currencies. All businesses reported a positive growth in the third quarter of 2009.

Fine Fragrances
Fine Fragrance sales continued to show an improving trend, slightly above a strong comparable for the third quarter of 2008. In Latin America and Asia Pacific sales continued to deliver strong double digit growth. In Europe and North America sales improved due to the launch of new wins with key accounts and improving sales for existing products.

Consumer Products
The Consumer Products business unit delivered good growth in the first nine months, due to a continued double digit sales increase in developing markets. Sales in mature markets were below prior year.

Asia Pacific reported strong sales growth among all customer groups, driven both by new wins and growth of the existing business. Sales growth was especially strong in Indonesia and the Philippines. Sales in Latin America grew at a strong double digit rate across all customers groups. Major growth was recorded in Brazil and Argentina. Sales in Europe, Africa and the Middle East were below last year's strong comparables, despite growth in the second and third quarter. Sales with local and regional customers in developing as well as in mature markets of this region increased. Sales in North America decreased versus prior year, mainly driven by the weakness of the air care segment.

On a worldwide basis, sales in the fabric and oral care segments recorded the strongest performance, followed by personal care. Sales in the household category and in particular the air care segment were below last year's levels despite growth in the third quarter.

Fragrance Ingredients

Sales of Fragrance Ingredients were strong in the third quarter with single digit growth. Destocking that had been seen in the first half year appears to have come to an end and sales recovered, particularly in specialty ingredients. Overall sales in the first nine months still remain below last year's level.

Flavour Division

The Flavour Division recorded sales of CHF 1,637.9 million, representing an increase of 1.1% in local currencies and a decline of 2.9% in Swiss francs. Excluding the effects of the divested business, growth in local currencies was 1.5%. The sales momentum for the division continued to improve in the third quarter, with the division posting a growth of 2.9% in local currencies. The weak economy continued to impact the sales growth in North America, Central and Eastern Europe, whilst in Asia Pacific and Latin America, the division posted strong growth.

AsiaPacific

Fuelled by new wins, sales in Asia Pacific increased at a high single digit rate. The developing markets grew at a double digit rate with particularly strong sales in China, Indonesia and India. The mature markets have shown signs of recovery in recent months. All segments contributed to the strong growth.

Europe, Africa and Middle East

Sales in the third quarter showed a slight improvement due to the renewed strength in the mature markets. Africa and the Middle East posted strong growth.

North America

Sales in North America declined at a low single digit rate with improvements in Sweet Goods, Beverage and Dairy as new wins and new technology help offset volume erosion as the difficult economic conditions continue impacting our customers.

Latin America

Sales in Latin America increased at a double digit rate. All markets are above 2008 with Brazil, Mexico, Argentina and Colombia posting very strong growth rates. Most segments realised positive growth with Beverages leading the way followed closely by Dairy and Savoury, both driven by new wins.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com